UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

DISTRIBUTION MANAGEMENT SERVICES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

254932 10 6

(CUSIP Number)

Fidra Holdings, Ltd.
Cable Beach Court, Suite 1
West Bay Street
P.O. Box CB11728
Nassau Bahamas
Attn: Director
(242) 327-4630

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐  box not checked

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided for in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 254932 10 6

1.	Name of Reporting Person:
I.R.S. Identification Nos. of above person (entities only):

Fidra Holdings, Ltd. Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (See Items 2 and 5) (b) ☐ not checked

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ not checked

6.	Citizenship or Place of Organization: Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 929,500 (See Item 5)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 929,500 (See Item 5)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 929,500 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ not checked (See Item 5)

13.	Percent of Class Represented by Amount in Row (11) 11.3% (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.: 254932 10 6

1.	Name of Reporting Person:
I.R.S. Identification Nos. of above person (entities only):

Almond Resources, Ltd. Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (See Items 2 and 5) (b) ☐ not checked

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ not checked

6.	Citizenship or Place of Organization: Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 170,000

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 170,000

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 170,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ not checked (See Item 5)

13.	Percent of Class Represented by Amount in Row (11) 2% (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.: 254932 10 6

1.	Name of Reporting Person:
I.R.S. Identification Nos. of above person (entities only):

Chivas Holdings, Ltd. Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (See Items 2 and 5) (b) ☐ not checked

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ not checked

6.	Citizenship or Place of Organization: Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 200,000

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 200,000

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ not checked (See Item 5)

13.	Percent of Class Represented by Amount in Row (11) 2.4% (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.: 254932 10 6

1.	Name of Reporting Person:
I.R.S. Identification Nos. of above person (entities only):

Iain Brown Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (See Items 2 and 5) (b) ☐ not checked

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ not checked

6.	Citizenship or Place of Organization: Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,099,500 (See Item 5)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 1,099,500 (See Item 5)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,099,500 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ not checked (See Item 5)

13.	Percent of Class Represented by Amount in Row (11) 13.4% (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

CUSIP No.: 254932 10 6

1.	Name of Reporting Person:
I.R.S. Identification Nos. of above person (entities only):

Iain H.T. Brown Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (See Items 2 and 5) (b) ☐ not checked

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ not checked

6.	Citizenship or Place of Organization: Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,129,500 (See Item 5)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 1,129,500 (See Item 5)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,129,500 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ not checked (See Item 5)

13.	Percent of Class Represented by Amount in Row (11) 13.8% (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D (“Schedule 13D”) relates to common stock, par value $0.001 (“Common Stock”) of Distribution Management Services, Inc., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11601 Biscayne Blvd., Suite 201, Miami, FL 33181.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c).   Name; Business Address; Principal Business

     Fidra Holdings, Ltd., (“Fidra”) is an International Business Corporation domiciled in the Bahamas. Fidra maintains its principal offices at Cable Beach Court, Suite 1, West Bay Street, P.O. Box CB11728, Nassau, Bahamas. The principal business of Fidra is that of an investment company. Fidra is controlled by Iain Brown and Iain H.T. Brown. Iain Brown and Iain H.T. Brown are family members, father and son respectively.

     Mr. Iain Brown is a Canadian citizen and a resident of the Bahamas. Mr. Iain Brown’s business address is Cable Beach Court, Suite 1, West Bay Street, P.O. Box CB11728, Nassau, Bahamas. Mr. Iain Brown’s principal employment includes service as managing director of Fidra.

     Mr. Iain H.T. Brown is a Canadian citizen and a resident of the Bahamas. Mr. Iain H.T. Brown’s business address is Cable Beach Court, Suite 1, West Bay Street, P.O. Box CB11728, Nassau, Bahamas. Mr. Iain H.T. Brown’s principal employment includes service as vice president of Fidra.

     Almond is a Bahamian International Business Corporation having its principal offices at Almond Resources, Ltd., 28 Coral Drive, The Grove, P.O. Box CB-11728, Nassau, Bahamas, Attn: Managing Member. The principal business of Almond is that of an investment company. Almond is controlled by Iain Brown, whose business address is Cable Beach Court, Suite 1, West Bay Street, P.O. Box CB11728, Nassau, Bahamas.

     Chivas is a Bahamian International Business Corporation having its principal offices at East Bay Street Shopping Center, East Bay Street, P.S. Box CB-11901, Nassau, Bahamas, attention: Managing Member. The principal business of Chivas is that of an investment company. Chivas is controlled by Iain H.T. Brown, whose business address is Cable Beach Court, Suite 1, West Bay Street, P.O. Box CB11728, Nassau, Bahamas.

     Fidra Holdings, Ltd., Iain Brown and Iain H.T. Brown, Chivas Holdings, Ltd. and Almond Resources, Ltd. may be referred to herein as the “Reporting Persons”. The Reporting Persons disclose that they are members of a group as such term is defined in Section 13(d)(3) of the Securities and Exchange Act of 1934 and the Rules and Regulations promulgated thereunder.

(d)-(e)   No Convictions or Proceedings.

     During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Citizenship.

     Fidra is a Bahamian International Business Corporation. Iain Brown and Iain H.T. Brown are Canadian citizens. Almond is a Bahamian International Business Corporation. Chivas is a Bahamian International Business Corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On February 23, 1999, Fidra acquired 570,000 Shares of the Issuer’s Common Stock. These Shares were purchased by working capital funds. On September 24, 1999, the 570,000 Shares were reissued as follows: Fidra (200,000 shares), Chivas (200,000) shares and Almond (170,000 shares). On December 23, 1999, Fidra filed a Form 3, disclosing ownership of 570,000 shares of the Issuer, inclusive of the Shares owned by Fidra, Chivas and Almond.

     On October 1, 2003, Fidra took possession and control of 729,500 Shares of the Issuer, which were pledged to Fidra by Mr. Nick Pirgousis (the “debtor”) as security for certain debt obligations upon which the debtor was in default. The debt obligations were originally issued to Fidra in exchange for loans made to the debtor from the working capital of Fidra. The debt obligations were unrelated to the business of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

     Fidra’s acquisition of the 729,500 Shares on October 1, 2003 was for the purpose of converting Fidra’s security interest in those Shares of the Issuer’s Common Stock to ownership of said Shares due to the transferee’s default in payment on the debt obligations previously made to the transferee by Fidra.

     The Reporting Persons presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to have open communications with the Issuer’s management in order to monitor their efforts to increase shareholder value. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including without limitation purchasing additional shares of Common Stock in the open market or otherwise, seeking to elect a slate of directors to the Issuer’s board of directors or presenting proposals for stockholders’ considerations at an annual or special meeting of the Issuer’s stockholders. The Reporting Persons may also sell some or all of their shares of Common Stock in the open market or through privately negotiated transactions, or change their intention with respect to any and all matters referred to in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)    The Reporting Persons are a member of a group as such term is defined in Section 13(d)(3) of the Securities and Exchange Act of 1934 and the Rules and Regulations promulgated thereunder.

     All percentages in this Item 5 are based on 8,204,508 of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D as set forth by the Issuer in its most recent filing with the Securities and Exchange Commission, the Issuer’s 10QSB filed October 20, 2003 for the quarterly period ended August 31, 2003.

     Fidra owns 929,500 Shares of the Issuer’s Common Stock, which represents 11.3% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D.

     Almond owns 170,000 Shares of the Issuer’s Common Stock, which represents 2% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D. Almond is controlled by Iain Brown, who is also the managing member of Fidra. Iain Brown may be deemed the indirect beneficial owner of Almond’s 170,000 shares due to his control position in Almond.

     Chivas owns 200,000 Shares of the Issuer’s Common Stock, which represents 2.4% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D. Chivas is controlled by Iain H.T. Brown, who is also the vice-president of Fidra. Iain H.T. Brown may be deemed the indirect beneficial owner of Chivas’ 200,000 shares due to his control position in Chivas.

     The aggregate number of Shares of the Issuer’s Common Stock indirectly beneficially owned by Iain Brown is 1,099,500 (comprised of the Shares owned by Fidra (929,500) and Almond (170,000)), which represents 13.4% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D.

     The aggregate number of Shares of the Issuer’s Common Stock indirectly beneficially owned by Iain H.T. Brown is 1,129,000 (comprised of the Shares owned by Fidra (929,500) and Chivas (200,000)), which represents 13.8% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D.

     The aggregate number of Shares of the Issuer’s Common Stock that the group presently owns is 1,299,500 (comprised of the Shares owned by Fidra (929,500), Almond (170,000) and Chivas (200,000)), which represents 15.8% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D.

(b)    Fidra has the sole power to vote and dispose of 929,500 Shares of the Issuer’s Common Stock, which represents 11.3% of the outstanding Issuer’s outstanding Common Stock as of the date of this Schedule 13D.

     Almond has the sole power to vote and dispose of 170,000 Shares of the Issuer’s Common Stock, representing 2% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D.

     Chivas has the sole power to vote and dispose of 200,000 Shares of the Issuer’s Common Stock, representing 2.4% of the outstanding Issuer’s outstanding Common Stock as of the date of this Schedule 13D.

     Iain Brown has the sole power to vote and dispose of 1,099,500 Shares of the Issuer’s Common Stock (comprised of the Shares owned by Fidra (929,500) and Almond (170,000)), representing 13.4% of the outstanding Issuer’s outstanding Common Stock as of the date of this Schedule 13D.

     Iain H.T. Brown has the sole power to vote and dispose of 1,129,500 Shares of the Issuer’s Common Stock (comprised of the Shares owned by Fidra (929,500) and Chivas (200,000)), representing 13.8% of the outstanding Issuer’s outstanding Common Stock as of the date of this Schedule 13D.

(c)    On August 26, 2003, Fidra sold, on behalf of Mr. Nick Pirgousis, 13,750 Shares of the Issuer’s Common Stock at $0.715 per share for an aggregate sales price of $9,739.28. On August 29, 2003, Fidra sold, on behalf of Mr. Nick Pirgousis, 55,000 Shares of the Issuer’s Common Stock at $0.767 per share for an aggregate sales price of $41,799.28. The proceeds from the sales were applied against interest outstanding on an indebtedness owed by Mr. Nick Pirgousis to Fidra.

(d)    No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of such Shares of Common Stock.

(e)    Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person, with respect to any Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIDRA HOLDINGS, LTD.

Dated: December 9, 2003	By: /s/ Iain Brown Iain Brown, Managing Member

IAIN BROWN

Dated: December 9, 2003	By: /s/ Iain Brown Iain Brown

IAIN H.T. BROWN

Dated: December 9, 2003	By: /s/ Iain H.T. Brown Iain H.T. Brown

ALMOND RESOURCES, LTD.

Dated: December 9, 2003	By: /s/ Iain Brown Iain Brown, President

CHIVAS HOLDINGS, LTD.

Dated: December 9, 2003	By: /s/ D. Lewis Johnson D. Lewis Johnson, Secretary

EXHIBIT A
JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned persons hereby agrees and consents to the filing of a single Schedule 13D with the Securities and Exchange Commission on behalf of Fidra Holdings, Ltd., Iain Brown and Iain H.T. Brown in connection with their beneficial ownership of securities of Syndicated Food Service International, Inc.

FIDRA HOLDINGS, LTD.

Dated: December 9, 2003	By: /s/ Iain Brown Iain Brown, Managing Member

IAIN BROWN

Dated: December 9, 2003	By: /s/ Iain Brown Iain Brown

IAIN H.T. BROWN

Dated: December 9, 2003	By: /s/ Iain H.T. Brown Iain H.T. Brown

ALMOND RESOURCES, LTD.

Dated: December 9, 2003	By: /s/ Iain Brown Iain Brown, President

CHIVAS HOLDINGS, LTD.

Dated: December 9, 2003	By: /s/ D. Lewis Johnson D. Lewis Johnson, Secretary

EXHIBIT B

Information Concerning Directors and Executive Officers of the Reporting Persons:

The following Table sets forth certain information concerning each of the directors and executive officers of Fidra Holdings, Ltd., Almond Resources, Ltd., and Chivas Holdings, Ltd. as of the date hereof.

Fidra Holdings, Ltd.

Name: Iain Brown

Citizenship: Canadian

Principal Occupation: President of Fidra Holdings, Ltd.

Name: Iain H. T. Brown

Citizenship: Canadian

Principal Occupation: Vice President of Fidra Holdings, Ltd.

Name: Iain H. T. Brown

Citizenship: Canadian

Principal Occupation: Secretary

Almond Resources, Ltd.

Name: Iain Brown

Citizenship: Canadian

Principal Occupation: President, Almond Resources, Ltd.

Chivas Holdings, Ltd.

Name: Iain H. T. Brown

Citizenship: Canadian

Principal Occupation: President, Chivas Holdings, Ltd.

Name: Ms. Denise Johnson

Citizenship: Bahamian

Principal Occupation: Secretary